Filed pursuant to Rule 433
Registration File No. 333-168617
Relating to the
Preliminary Prospectus Supplement
dated February 28, 2013
(To Prospectus dated August 6, 2010)

Pricing Term Sheet
dated February 28, 2013

Redwood Trust, Inc.

Offering of
$250,000,000 principal amount of

4.625% Convertible Senior Notes due 2018

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated February 28, 2013 relating to the Offering, including the documents incorporated by reference therein and the related base prospectus dated August 6, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Redwood Trust, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock:	RWT / The New York Stock Exchange (“NYSE”).

Trade Date:	March 1, 2013.

Expected Settlement Date:	March 6, 2013.

Convertible Senior Notes:	4.625% Convertible Senior Notes due 2018 (the “Notes”).

Aggregate Principal Amount Offered:	$250,000,000 principal amount of Notes (or a total of $287,500,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).

Public Offering Price:	100% of principal amount.

Maturity Date:	April 15, 2018, unless earlier repurchased or converted.

Interest Rate:	4.625% per year.

Interest Payment Dates:	Semi-annually on April 15 and October 15, beginning on October 15, 2013.

Record Dates:	April 1 and October 1.

Closing Price:	$20.26 per share of the Issuer's Common Stock on the NYSE on February 28, 2013.

Conversion Premium:	Approximately 20% above the Closing Price.

Initial Conversion Price:	Approximately $24.31 per share of Common Stock.

Initial Conversion Rate:	41.1320 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Use of Proceeds:

The Issuer estimates that the net proceeds it will receive from the Offering will be approximately $242.0 million (or approximately $278.3 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Offering to fund its business and investment activity, which may include funding purchases of residential mortgage loans, funding the origination of commercial loans and acquiring mortgage-backed securities for its investment portfolio, as well as for other general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Barclays Capital Inc.

CUSIP Number:	758075 AB1

ISIN Number:	US758075AB18

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the preliminary prospectus supplement dated February 28, 2013 for the Offering) occurs prior to the maturity date, the Issuer will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

Effective Date	$20.26	$21.00	$21.50	$22.00	$22.50	$23.00	$23.50	$24.00	$24.50	$25.00	$27.50	$30.00	$35.00

March 6, 2013	8.2263	7.6430	6.9673	6.3457	5.7740	5.2486	4.7659	4.3226	3.9158	3.5416	2.0987	1.1826	0.2811

April 15, 2014	8.2263	7.8489	7.1419	6.4919	5.8946	5.3462	4.8430	4.3816	3.9589	3.5712	2.0831	1.1511	0.2568

April 15, 2015	8.2263	7.9696	7.2241	6.5398	5.9123	5.3374	4.8114	4.3305	3.8914	3.4909	1.9696	1.0430	0.1999

April 15, 2016	8.2263	7.7145	6.9289	6.2105	5.5547	4.9573	4.4141	3.9212	3.4748	3.0715	1.5868	0.7449	0.0852

April 15, 2017	8.2263	7.1768	6.3247	5.5503	4.8496	4.2184	3.6526	3.1477	2.6993	2.3028	0.9522	0.3185	0.0023

April 15, 2018	8.2263	6.4870	5.3796	4.3225	3.3124	2.3462	1.4211	0.5346	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $35.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $20.26 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 49.3583 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth in “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated February 28, 2013 for the Offering.

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated February 28, 2013 and an accompanying prospectus dated August 6, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204) or from Barclays Capital Inc. (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-888-603-5847).

This communication should be read in conjunction with the preliminary prospectus supplement dated February 28, 2013 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.